UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Failure to Satisfy a Continued New York Stock Exchange Listing Rule

On May 16, 2018, Aegean Marine Petroleum Network Inc. (the "Company" or "Aegean") received an expected notice from the New York Stock Exchange (the "NYSE") stating that the Company is not in compliance with the NYSE's continued listing requirements under the timely filing criteria outlined in Section 802.01E of the NYSE Listed Company Manual due to the delay in filing the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (the "Form 20-F").

As previously disclosed, the Company reported in a Form 12b-25 filed with the Securities and Exchange Commission ("SEC") on April 30, 2018 that it was unable to file its 2017 Form 20-F without unreasonable effort or expense due to the need for additional time to complete the Company's consolidated financial statements to be included therein, and the related assessment of internal controls over financial reporting.

In connection with the Company's internal review of its financial reporting, the audit committee of the Company's board of directors (the "Audit Committee") is conducting a review of certain matters relevant to the preparation and completion of the Company's annual financial statements.  The Company will not be in a position to file its Form 20-F until after the Audit Committee completes its review.

At this time, the Company cannot predict with certainty when the above-referenced review of the 2017 financial statements will be completed.  The Company does not expect to make further comment regarding such review until its conclusion.

On March 7, 2018, the Company issued a press release (the "Earnings Release") containing its preliminary unaudited operating results for the three and twelve months ended December 31, 2017. Until the above-mentioned review has been completed, the Company does not expect that it will be in a position to determine if there will be significant changes as a result of such review to the results of operations for the year ended December 31, 2017 reflected in the Earnings Release, or if any accounting charges, adjustments or impairments will be required.

In accordance with NYSE rules, the Company has contacted the NYSE to discuss the status of the Form 20-F and issued a press release on May 22, 2018 pertaining to, among other things, the late filing, which has been included as Exhibit 99.1 to this Form 6-K.

The NYSE informed the Company that under NYSE rules, the Company has six months from the due date to file its Form 20-F with the SEC. If the Company fails to file the late report and all other periodic reports with subsequent due dates within six months of the filing due date of the late report, the NYSE may, in its sole discretion, allow the Company's securities to remain listed for up to an additional six months depending on certain circumstances. The Company may regain compliance with the NYSE listing standards at any time prior to such date by filing its Form 20-F with the SEC. The NYSE notice also reserves the right of the NYSE to commence delisting proceedings at any time if circumstances warrant.

About Aegean Marine Petroleum Network Inc.

Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 30 markets and a team of professionals ready to serve its customers wherever they are around the globe.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, as amended (the "PSLRA") provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. Such statements that are not historical facts are hereby identified as forward-looking statements and are intended to be covered by the safe harbor provisions of the PSLRA and can be identified by the use of the words "believe," "expect," "predict," "project," "potential," "estimate," "anticipate," "should," "intend," "may," "will," and similar expressions or variations of such words, or by discussion of future financial results and events, strategy or risks and uncertainties, trends and conditions in the Company's business and competitive strengths, all of which involve risks and uncertainties. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Where, in any forward-looking statement, management expresses an expectation or belief as to future results or actions, there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The Company's actual results may differ materially from its expectations, plans or projections. Forward-looking statements are only predictions and estimates, which are inherently subject to risks, trends and uncertainties, many of which are beyond the Company's ability to control or predict with accuracy and some of which might not even anticipate. There can be no assurance that the Company will achieve its expectations and it does not assume responsibility for the accuracy and completeness of the forward-looking statements. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements in this report.

Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including but not limited to: the Company's ability to manage growth, the Company's ability to maintain its business in light of its proposed business and location expansion or other changes in its business, the Company's ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which the Company may become a party, adverse conditions in the shipping or the marine fuel supply industries, the Company's ability to retain its key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, the Company's ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which the Company operates, and the world in general, the Company's failure to hedge certain financial risks associated with its business, the Company's ability to maintain its current tax treatments and its failure to comply with restrictions in its credit agreements and other factors. Please see the Company's filings with the SEC for a more complete discussion of these and other risks and uncertainties. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the Company.

All forward-looking statements included in this report are based upon information available to the Company as of the date of this report. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: May 22, 2018	By: /s/ Jonathan McIlroy
Name: Jonathan McIlroy Title: President